Mark Goshko
617.261.3163
Fax:  617.261.3175
mark.goshko@klgates.com

March 30, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Deborah O’Neal-Johnson, Esq.

Re:    ASGI Corbin Multi-Strategy Fund, LLC
     File No. 811-22517

Dear Ms. Johnson:

Transmitted electronically with this letter for filing pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of ASGI Corbin Multi-Strategy Fund, LLC (the “Fund”) is Amendment No. 2 to the Fund’s registration statement on Form N-2 (the “Amended Registration Statement”).

The Fund filed Amendment No. 1 to its registration statement on December 1, 2011 (“Amendment No. 1”) to reflect that the Fund, in reliance on exemptive relief issued to the Fund by the Commission, would offer interests in two separate share classes.  The Amended Registration Statement is being filed solely to reflect the Fund’s election to be treated as a “regulated investment company” for federal income tax purposes.  In this regard, the Fund requests limited review of the Amended Registration Statement.

The Amended Registration Statement transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the office of the Fund.  We have included a redline comparing the Fund’s private placement memorandum included as part of Amendment No. 1 with that included in the Amended Registration Statement.

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Any questions should be directed to the undersigned at 617.261.3163 or Douglas Charton at 617.951.9192.

Sincerely,

/s/ Mark Goshko
Mark Goshko